UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

RULES 13d-1 (b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2 (b)

(Amendment No. 1)

Century Therapeutics, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

15673T100

(CUSIP Number)

December 31, 2022

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 15673T100	13G

1.	Name of Reporting Persons Versant Venture Capital VI, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 11,452,014 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 11,452,014 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,452,014 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)

This Schedule 13G is filed by Versant Venture Capital VI, L.P. (“Versant VI”), Versant Ventures VI GP, L.P. (“Versant VI GP LP”), Versant Ventures VI GP-GP, LLC (“Versant VI GP LLC”), Versant Vantage II, L.P. (“Vantage II”), Versant Vantage II GP, L.P. (“Vantage II GP LP”) and Versant Vantage II GP-GP, LLC (“Vantage II GP LLC” and together with Vantage II, Vantage II GP LP, Versant VI, Versant VI GP LP and Versant VI GP LLC, the “Reporting Persons”). Versant VI GP LP is the sole general partner of Versant VI and Versant VI GP LLC is the sole general partner of Versant VI GP LP, each of which may be deemed to have voting, investment and dispositive power over the securities held by Versant VI. Vantage II GP LP is the sole general partner of Vantage II and Vantage II GP LLC is the sole general partner of Vantage II GP LP, each of which may be deemed to have voting, investment and dispositive power over the securities held by Vantage II. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.

(2)

These shares are held by Versant VI. Versant VI GP LLC is the sole general partner of Versant VI GP LP, which is the sole general partner of Versant VI. Each of Versant VI GP LLC and Versant VI GP LP share voting, investment and dispositive power over the securities held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)

This calculation is based upon 58,974,247 shares of the Issuer’s Common Stock outstanding as of November 4, 2022, as set forth in the Issuer’s quarterly report on Form 10-Q for the quarter ended September 30, 2022, filed with the United States Securities and Exchange Commission (the “Commission”) on November 10, 2022 (the “Form 10-Q”).

CUSIP No. 15673T100	13G

1.	Name of Reporting Persons Versant Ventures VI GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,452,014 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,452,014 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,452,014 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.4% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Versant VI. Versant VI GP LLC is the sole general partner of Versant VI GP LP, which is the sole general partner of Versant VI. Each of Versant VI GP LLC and Versant VI GP LP share voting, investment, and dispositive power over the securities held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 58,974,247 shares of the Issuer’s Common Stock outstanding as of November 4, 2022, as set forth in the Form 10-Q.

CUSIP No. 15673T100	13G

1.	Name of Reporting Persons Versant Ventures VI GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 11,452,014 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 11,452,014 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 11,452,014 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 19.4% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Versant VI. Versant VI GP LLC is the sole general partner of Versant VI GP LP, which is the sole general partner of Versant VI. Each of Versant VI GP LLC and Versant VI GP LP share voting, investment and dispositive power over the securities held by Versant VI and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 58,974,247 shares of the Issuer’s Common Stock outstanding as of November 4, 2022, as set forth in the Form 10-Q.

CUSIP No. 15673T100	13G

1.	Name of Reporting Persons Versant Vantage II, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 714,095 shares of Common Stock (2)
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 714,095 shares of Common Stock (2)
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,095 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Vantage II. Vantage II GP LLC is the sole general partner of Vantage II GP LP, which is the sole general partner of Vantage II. Each of Vantage II GP LLC and Vantage II GP LP share voting, investment and dispositive power over the securities held by Vantage II and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 58,974,247 shares of the Issuer’s Common Stock outstanding as of November 4, 2022, as set forth in the Form 10-Q.

CUSIP No. 15673T100	13G

1.	Name of Reporting Persons Versant Vantage II GP, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 714,095 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 714,095 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,095 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.2% (3)
12.	Type of Reporting Person (See Instructions) PN

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Vantage II. Vantage II GP LLC is the sole general partner of Vantage II GP LP, which is the sole general partner of Vantage II. Each of Vantage II GP LLC and Vantage II GP LP share voting, investment and dispositive power over the securities held by Vantage II and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 58,974,247 shares of the Issuer’s Common Stock outstanding as of November 4, 2022, as set forth in the Form 10-Q.

CUSIP No. 15673T100	13G

1.	Name of Reporting Persons Versant Vantage II GP-GP, LLC
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☐ (b) ☒(1)
3.	SEC Use Only
4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0
	6.	Shared Voting Power 714,095 shares of Common Stock (2)
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 714,095 shares of Common Stock (2)

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 714,095 shares of Common Stock (2)
10.	Check if the Aggregate Amount in Row 9 Excludes Certain Shares (See Instructions) ☐
11.	Percent of Class Represented by Amount in Row 9 1.2% (3)
12.	Type of Reporting Person (See Instructions) OO

(1)	This Schedule 13G is filed by the Reporting Persons. The Reporting Persons expressly disclaim status as a “group” for purposes of this Schedule 13G.
(2)

These shares are held by Vantage II. Vantage II GP LLC is the sole general partner of Vantage II GP LP, which is the sole general partner of Vantage II. Each of Vantage II GP LLC and Vantage II GP LP share voting and investment power over the securities held by Vantage II and as a result may be deemed to have beneficial ownership over such securities.

(3)	This calculation is based upon 58,974,247 shares of the Issuer’s Common Stock outstanding as of November 4, 2022, as set forth in the Form 10-Q.

Introductory Note: This Amendment No. 1 (the “Amendment”) amends and supplements the Schedule 13G originally filed by the Reporting Persons with the Commission on February 11, 2022 (the “Original Schedule 13G”). Only those items that are hereby reported are amended; all other items reported in the Original Schedule 13G remain unchanged. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable. Capitalized terms not defined in this Amendment have the meanings ascribed to them in the Original Schedule 13G.

Item 4	Ownership.

(a) Amount beneficially owned:

See Row 9 of the cover page for each Reporting Person.*

(b) Percent of class:

See Row 11 of the cover page for each Reporting Person.*

(c) Number of shares as to which the person has:

(i) Sole power to vote or to direct the vote

See Row 5 of the cover page for each Reporting Person.*

(ii) Shared power to vote or to direct the vote

See Row 6 of the cover page for each Reporting Person.*

(iii) Sole power to dispose or to direct the disposition of

See Row 7 of the cover page for each Reporting Person.*

(iv) Shared power to dispose or to direct the disposition of

See Row 8 of the cover page for each Reporting Person.*

*	Each of the Reporting Persons disclaims beneficial ownership as to such securities, except to the extent of his, her or its pecuniary interest therein.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 9, 2023

Versant Venture Capital VI, L.P.

By:	Versant Ventures VI GP, L.P.
Its:	General Partner
By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP, L.P.

By:	Versant Ventures VI GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Ventures VI GP-GP, LLC

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Vantage II, L.P.

By:	Versant Vantage II GP, L.P.
Its:	General Partner
By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Vantage II GP, L.P.

By:	Versant Vantage II GP-GP, LLC
Its:	General Partner

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer

Versant Vantage II GP-GP, LLC

By:	/s/ Max Eisenberg
Max Eisenberg, Chief Operating Officer